UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number 001-37558

NABRIVA THERAPEUTICS AG

(Translation of registrant’s name into English)

Leberstrasse 20

1110 Vienna, Austria; Tel: +43 (0)1 740 930

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Amendment to Articles of Association

On December 29, 2015, an amendment to the articles of association of Nabriva Therapeutics AG (the “Company”) came into effect after registration with the Austrian commercial register. The amendment reflects an increase in the Company’s registered share capital as a result of the issuance of 17,149 common shares for nominal value to certain existing shareholders of the Company in satisfaction of preferred dividend rights under a shareholders agreement providing for contractual preference rights. Under the shareholders agreement, shareholders of the Company agreed among themselves to provide for an arrangement whereby shares issued in the Company’s April 2015 financing would provide the right to preferred dividends at a rate per annum equal to 8% of the original issue price of such shares based on the number of days that elapsed since the date of issuance of such shares and, upon the closing of the initial public offering and to the extent permitted by Austrian law, the holders of such shares would be entitled to payment of such preferred dividends either in cash or in the form of additional shares. In connection with the implementation of this arrangement through a capital increase, prior to the completion of the Company’s initial public offering, the Company’s shareholders resolved to issue, and the holders of the preferred dividend rights agreed to receive, additional common shares in satisfaction of the preferred dividends. Upon the issuance of these shares for nominal value, the contractual preference rights under the shareholders agreement terminated. Following the issuance of these common shares the Company has 2,116,778 common shares outstanding, of which 1,035,000 are represented by 10,350,000 American Depositary Shares.

The amended and restated articles of association of the Company are attached to this report on Form 6-K as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NABRIVA THERAPEUTICS AG

By:	/s/ Ralf Schmid
Ralf Schmid
Chief Operating Officer and Chief Financial Officer

Date: December 30, 2015

EXHIBIT INDEX

Exhibit Number	Description

99.1	Articles of Association of the Company